Exhibit 3(ii).2

Amendment to the Bylaws of Covenant Group of China Inc.
(f/k/a Everest Resources Corp.)

Adopted effective as of December 24, 2009

Article III "Actions by Written Consent" of the Bylaws of the Company is hereby amended to read in full as follows:

III           "Actions by Written Consent"

.01           Unless otherwise restricted by the Articles of Incorporation or the laws under which this Corporation is formed, any action required or permitted to be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board of Directors or of the committee, except in certain limited instances enumerated in Section 78.315(2)(a) and (b) of the Nevada Revised Statutes.

.02           Unless otherwise restricted by the Articles of Incorporation or the laws under which this Corporation is formed, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, than that proportion of written consents is required.

Article XI "Fiscal Year" of the Bylaws of the Company is hereby amended to read in full as follows:

XI           "Fiscal Year"

The fiscal year of the Corporation shall end on December 31.